SEVERN TRENT

RECEIVED

2008 MAR 25 A 5:34

17 March 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

08001396

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Director Declaration'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

dlw 3/25

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

DIRECTOR DECLARATION

Pursuant to Listing Rule 9.6.13, Severn Trent Plc announces that The Baroness Noakes DBE, recently appointed as a non-executive director to the Boards of Severn Trent Plc and Severn Trent Water Limited, was previously a director of S Three Plc, a company listed on the London Stock Exchange and John Laing plc, a company listed on the London Stock Exchange until December 2006.

www.severntrent.com

DIRECTOR DECLARATION

Pursuant to Listing Rule 9.6.13, Severn Trent Plc announces that Martin Lamb, recently appointed as a non-executive director to the Boards of Severn Trent Plc and Severn Trent Water Limited, was previously a director of Spectris Plc, a company listed on the London Stock Exchange.

www.severntrent.com

TRENT

RECEIVED

2008 MAR 25 A 5:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 March 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director / PDMR Shareholding'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\J - Director-PDMR Shareholding 17 March 2008.doc

Severn Trent Plc (the "Company") announces that, as part of the ongoing remuneration arrangements for its non-executive directors, the following ordinary shares of $97^{17/19}$ pence each in the Company have been purchased:

Name	**Date of Purchase**	**No. of Shares Bought**	**Price (£)**
Bernie Bulkin	17 March 2008	157	13.70
Richard Davey	17 March 2008	144	13.70
Sir John Egan	17 March 2008	747	13.70
Martin Houston	17 March 2008	90	13.70
Martin Lamb	17 March 2008	12	13.70
Baroness Sheila Noakes	17 March 2008	18	13.70

www.severntrent.com

END